August 28, 2000
Securities and Exchange Commission
6432 General Green Way
Alexandria, VA 23212-2413

Gentlemen:

We are transmitting herewith the Statement of Vectren
Corporation and Southern Indiana Gas and Electric Company on
Form U-3A-2.

Sincerely,

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM U-3A-2
Statement by Holding Company Claiming Exemption Under Rule U-
3A-2 from the Provisions of the Public Utility Holding
Company Act of 1935 To Be Filed Annually Prior to March 1

VECTREN CORPORATION
SOUTHERN INDIANA GAS AND ELECTRIC COMPANY

hereby file with the Securities and Exchange Commission, pursuant to Rule 2, their statement claiming exemption as holding companies from the provisions of the Public Utility
Holding Company Act of 1935, and submit the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof.

     Vectren Corporation ("Vectren") is an Indiana corporation with its principal offices in Evansville, Indiana. Vectren was formed on March 31, 2000 by the combination of Indiana Energy, Inc. and SIGCORP, Inc. Claimant is a "holding company" (as such term is defined by the Act), owning all of the issued and outstanding shares of common stock of Indiana Gas Company, Inc. ("Indiana Gas") and Southern Indiana Gas and Electric Company ("SIGECO") and, through SIGECO, 33% of the outstanding shares of common stock of Community Natural Gas Company, Inc. ("Community").

     Indiana Gas is an Indiana corporation engaged in the business of supplying gas service at retail, including transportation, to ultimate consumers, all within the state of Indiana. Indiana Gas is a "subsidiary company" of Vectren and is also a "gas utility company" and a "public utility company" (as such terms are defined by the Act).

     SIGECO is an Indiana corporation which is engaged in the generation, transmission, distribution and sale of electricity and the purchase, transportation, distribution and sale of natural gas in southwestern Indiana. SIGECO owns approximately 33% of the outstanding common stock of Community, an Indiana corporation that is a small Indiana gas distribution company with offices in Mt. Carmel, Illinois. SIGECO is a "subsidiary company" of Vectren and is also a "gas utility company," an "electric utility company" and a "public utility company." Community is a "subsidiary company" of SIGECO and is also a "gas utility company" and a "public utility company." SIGECO is a holding company by reason of its ownership of 33% of the outstanding common stock of Community.

     Vectren also owns the following nonutility subsidiaries:

     Vectren Utility Holdings, Inc. is a nonjurisdictional holding company that provides environmental and other services to Vectren's utility companies.

     Vectren Generation Services, Inc. is an intermediate holding company under Vectren for Southern Indiana Minerals, Inc. and Vectren Fuels, Inc.

     Southern Indiana Minerals, Inc. processes and markets coal combustion by-products.

     Vectren Fuels, Inc owns and operates coal mining properties, including a one-hundred percent (100%) ownership interest in Cypress Creek Mine, Inc., Prosperity Mine, LLC and Cypress Creek Mine, LLC and a ninety-nine percent (99%) ownership interest in SFI Coal Sales, LLC.

     Vectren Foundation, Inc. is a non-profit corporation under Vectren, which makes contributions to organizations and communities in which Vectren provides utility services.

     Vectren Resources, LLC primarily provides information technology resources to Vectren and its subsidiaries.

      Vectren Capital Corp., and its direct subsidiary, IEI
Capital Corp., are financing vehicles for Vectren's non-regulated subsidiaries.

     Vectren Enterprises, Inc. is a intermediate holding company for five non-regulated businesses: Vectren
Communications, Inc., Vectren Energy Services, Inc., Vectren
Financial Group, Inc., Vectren Utility Services, Inc. and
Vectren Ventures, Inc.

     Vectren Communications, Inc. is a holding company for SIGCORP Communications Services, Inc., which conducts communications-related strategic initiatives.

     SIGECO Advanced Communications, Inc. holds Vectren's investment in SIGECOM, Inc. and Utilicom Networks, LLC. Utilicom Networks, LLC is a joint venture between Advanced Communications, Inc. and Utilicom Networks, Inc., which markets and provides enhanced communications services over a high-capacity fiber-optic network in SIGECO's service territory.

     Vectren Energy Services, Inc. is an intermediate holding company for Vectren Energy Solutions, Inc., which holds a one-hundred percent (100%) interest in SIGCORP Energy Services, Inc., Energy Systems Group, Inc., Vectren Environmental Services, Inc., Indiana Energy Services, Inc. (dormant) and SIGCORP Power Marketing, Inc. (dormant), and a fifty percent (50%) ownership interest in ProLiance Energy, LLC.

     SIGCORP Energy Services, Inc. has a ninety-nine percent (99%) ownership interest in SIGCORP Energy Services, LLC, which provides natural gas, pipeline management and other natural gas related services, through its ownership interest in SIGCORP Gas Marketing, LLC, Ohio Valley Hub, LLC and Signature Energy Management, LLC.

     Energy Systems Group, Inc. has a two-thirds ownership interest in Energy Systems Group, LLC, an energy-related performance contracting firm serving industrial and commercial customers.

     Vectren Environmental Services, Inc. holds a fifty-one percent (51%) ownership interest in Air Quality Services, LLC, a joint venture created to provide air quality monitoring and testing services to industry and utilities.

     ProLiance Energy, LLC provides gas and power to more than 1,000 commercial, industrial, municipal, residential and utility customers.

     Vectren Financial Group, Inc. is an intermediate holding company for the following entities: Southern Indiana
Properties, Inc., Vectren Synfuels, Inc. and Energy Realty,
Inc.

     Southern Indiana Properties, Inc. makes investments in real estate, which include: SIP-GT I, Inc., Southwest Lease
Capital, Inc., Southern Indiana Joint Ventures, Inc., MCN
Equities, Inc. and Joint Ventures Affiliated, Inc.

     Vectren Synfuels, Inc. owns a limited partnership in Pace Carbon Synfuels Investors, L.P., which produces and sells coal-based synthetic fuel that qualifies for federal tax credits.

     Energy Realty, Inc. invests in real estate and affordable housing, including a ninety-eight percent (98%) ownership interest in BCI Holding Co., LLC.

     Vectren Utility Services, Inc. holds investments in non-regulated subsidiaries which provide various services to Vectren, and include Reliant Services, LLC, CIGMA, LLC, IEI Financial Services, LLC and Utility Debt Collectors, Inc. (dormant).

     Reliant Services, LLC is an underground locating, construction and meter reading company.

     CIGMA, LLC is a regional supplier of materials and integrated supply solutions to the energy market and related industries.

     IEI Financial Services, LLC performs third-party collections, energy-related equipment leasing and related services.
     Vectren Ventures, Inc. invests in energy-related companies and projects and holds the remainder one percent
(1%) interests in Vectren Resources, LLC, SIGCORP Energy
Services, LLC and IEI Financial Services, LLC.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal transmission lines, producing fields, gas manufacturing plants and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive gas at the borders of such State.

     At the date of the filing of this Statement, Vectren has no real properties and is solely a holding company owning all of the issued and outstanding shares of common stock of its subsidiary companies.

     The properties of Indiana Gas used for the production, storage and distribution of gas are located solely within the state of Indiana except for pipeline facilities extending from points in northern Kentucky to points in southern Indiana by means of which gas is transported to Indiana for sale or transportation by Indiana Gas to ultimate customers in Indiana. At December 31, 1999, these included approximately 10,948 miles of distribution mains;
512,351 meters, five reservoirs for underground storage of purchased gas with approximately 71,484 acres of land owned and/or held under storage easements with 7,310,173 Dth of gas in storage providing a daily deliverability capacity of 134,160 Dth. Indiana Gas has four liquefied petroleum air gas manufacturing plants with a total daily capacity of 32,700 Dth of gas. These properties are used by Indiana Gas in its gas operations in which gas is supplied to approximately 502,000 consumers in 311 communities in 49 of the 92 counties in the state of Indiana. The largest communities served are Muncie, Anderson, Lafayette-West
Lafayette, Bloomington, Terre Haute, Marion, New Albany,
Columbus, Jeffersonville, New Castle and Richmond. While
Indiana Gas does not serve in Indianapolis, it does serve the counties and communities which border that city.

     Effective April 1, 1996, Indiana Gas purchases all of its natural gas from ProLiance. Gas is transported to Indiana Gas' system by interstate pipeline suppliers under Federal Energy Regulatory Commission approved rate schedules.

     The principal generating facilities of SIGECO include the Culley Station with 406,000 kW of capacity and Warrick Unit No. 4 with 135,000 kW of capacity, both located in Warrick County near Yankeetown, Indiana; and the A.B. Brown Station with 500,000 kW of capacity, located in Posey County about eight miles east of Mt. Vernon, Indiana. These facilities include six coal-fired generating units and have a combined generating capacity of 1,041,000 kW. SIGECO's Broadway Gas Turbine Units, with a capacity of 115,000 kW, are located in Evansville, Vanderburgh County, Indiana. This generating facility is equipped to burn oil and/or natural gas. These units generally are used only for reserve, peaking or emergency purposes due to the higher unit cost per kilowatt hour of generation when using oil or gas as fuel. SIGECO's Brown Gas Turbine I, with capacity of 80,000 kW, is located at the A. B. Brown Station. The unit is fueled by natural gas, although fuel oil can also be used if gas is unavailable. The main function of the gas turbine is to generate adequate power during times of peak demand. However, it is also used to assist in maintaining voltage support on the west end of the system, and can be used to"black start" the Brown plant if a catastrophe should cause a partial or total system blackout. SIGECO also owns two gas fired turbine generating units with a capacity of 20,000 kW, which are used for peaking and emergency purposes only. These units are known as the Northeast Gas Turbine Units and are located northeast of Evansville, in Vanderburgh County, Indiana.

     SIGECO's transmission system consists of 823 circuit miles of 138,000 and 69,000 volt lines. The transmission system also includes 26 substations with an installed capacity of 3,897,700 kilovolt amperes. The electric distribution system includes 3,188 pole miles of lower voltage overhead lines and 211 trench miles of conduit containing 1,271 miles of underground distribution cables. The distribution system also includes 96 distribution substations with an installed capacity of 2,001,384 kilovolt amperes and 48,651 distribution transformers with an installed capacity of 2,159,957 kilovolt amperes. SIGECO owns and operates three underground gas storage fields with an estimated ready delivery from storage capability of 3.8 billion cubic feet of gas. The Oliver Field, in service since 1954, is located in Posey County, Indiana, about 13 miles west of Evansville; the Midway Field, in service since 1966, is located in Spencer County, Indiana, about 20 miles east of Evansville near Richland, Indiana; and, the Monroe City Field, in service since 1958,is located 10 miles east of Vincennes, Indiana.

     SIGECO's gas transmission system includes 142 miles of transmission mains, and the gas distribution system includes 2,845 miles of distribution mains. The only utility property SIGECO owns outside of Indiana is approximately eight miles of 138,000 voltelectric transmission line which is located in Kentucky and which interconnects with Louisville Gas and Electric Company's transmission system at Cloverport, Kentucky.

     Community is a small gas utility that has several noncontiguous service territories in southwestern Indiana. Much of its service territory is adjacent to or near the gas service territory of SIGECO. Community has 6,899 natural gas customers consisting of residential, commercial, industrial and public authority classes of service. Its gas distribution system includes approximately 484 miles of distribution mains. Community has no underground gas storage facilities.

3. The following information for the last calendar year with respect to Claimant and each of its subsidiary public utility companies:

     Indiana Gas:

          (a)  Number of Dth of gas distributed at retail:

          Dekatherms (Dth) of gas distributed at retail within the state of Indiana by Indiana Gas for sales and transportation during calendar year 1999 and the associated revenues therewith were as follows:

                                Dth           Revenues
          Sales              66,983,000    $406,310,000
          Transportation     51,878,000      25,051,000
          Total             118,861,000    $431,361,000

          (b) Number of Dth of gas distributed at retail outside the State in which each such company is organized:

          None

          (c)  Number of Dth of gas sold at wholesale
          outside the State in which each such company is organized, or at the State line:

          None

          (d) Number of Dth of gas purchased outside the State in which each such company is organized or at the State line:

          None

     SIGECO

     (a) Number of kWh of electric energy sold (at retail or wholesale) and number of Dth of gas distributed at retail:

          For the year ended December 31, 1999, SIGECO's retail and wholesale electric sales totaled
          6,940,715,024 kWh, while its retail and
          transported gas sales totaled 31,849,973 Dth.

          (b) Number of kWh of electric energy and Dth of gas distributed at retail outside the State in which each such company is organized:

          None

          (c) Number of kWh of electric energy and Dth of gas sold at wholesale outside the State in which each such company is organized, or at the State line:

          For this same period, SIGECO had wholesale electric sales of 341,952,000 kWh to utilities and power marketers located outside the state of Indiana. SIGECO had no wholesale natural gas sales outside of Indiana, or at the state line.

          (d) Number of Dth of gas purchased outside the State in which each such company is organized or at the State line:

          During 1999, SIGECO purchased 426,219,000 kWh of power from utilities and power marketers located outside the state of Indiana. For the year ended December 31, 1999, SIGECO's retail natural gas sales totaled 12,269,892 Dth and 19,580,081 Dth of natural gas was transported for end users for a total natural gas sold and transported of 31,849,973 Dth, all of which was distributed within the State of Indiana.

          During 1999, SIGECO purchased for its system supply 12,574,928 Dth of natural gas, 100% of its requirements, from 36 natural gas suppliers. For the year ended December 31, 1999, Community's retail gas sales totaled 895,681 Dth, and no natural gas was transported for end users resulting in a total gas sold and transported of 895,681 Dth, all of which was distributed within the State of Indiana. For this same period, Community had no wholesale natural gas sales. During 1998,Community received for its system supply 932,091 Dth of natural gas from its four traditional pipeline suppliers, Texas Gas Transmission Corporation, Texas Eastern Corporation, ANR Pipeline and Midwestern Gas. The gas purchased for its system was purchased through a broker.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in a EWG or a foreign utility company.

     Not applicable to claimant.


Exhibit A

     A consolidating statement of income of Vectren and subsidiaries for the calendar year 1999, together with a consolidating balance sheet of Vectren and subsidiary companies, as of the close of such calendar year, are annexed hereto as Exhibit A.

Exhibit B

     See the Financial Data Schedule filed herewith as Exhibit B
     In SIGCORP's 1999 filing, Exhibit B was selected data
(total assets, revenues, net income).

Exhibit C

     Inapplicable to claimant.

     The above named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of August, 2000.


                              VECTREN CORPORATION
                              (Name of Claimant)

                              By /s/ Ronald E. Christian

                                   Ronald E. Christian
                                   Senior Vice President,
                                   General Counsel and
                                   Secretary
                                   Vectren Corporation


Attest:

/s/






Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                    Ronald E. Christian
                    Senior Vice President, General Counsel
                    and Secretary
                    Vectren Corporation
                    Post Office Box 209
                    Evansville, Indiana  47702-0209

                                                                Exhibit A
                                                             Page 1 of 15
                           Vectren Corporation
                       Consolidating Trial Balance
                For Twelve Months Ending December 31, 1999


                           SIGECO     Indiana     SIPI     ESGI    SESI
                                       Gas
ASSETS

Utility Plant at cost:
 Electric                  1,200,453         0          0      0        0
 Gas                       162,075    1,005,304         0      0        0
Accumulated Depreciation   (623,611)  (407,887)         0      0        0
Investment in
partnerships                     0            0    18,476      0        0
Investments in leveraged
leases                           0            0    85,737      0        0
Nonutility property &
other                        1,627            0     4,106    565      602
Notes Receivable                                   32,271
Cash and cash equivalents      449          353     8,069  3,914    1,767
Temporary Investments            0            0       903      0        0
Receivables, net            34,780       40,079     3,544  3,872   30,419
Accrued unbilled revenues   18,736       36,634         0      0        0
Notes receivable from
assoc. co.                   1,113            0       408      0    3,578
Fuel (coal and oil)         12,229            0         0      0        0
Materials and supplies      13,355            0         0      0        0
Allowance Inventory          4,437            0         0      0        0
Liquefied petroleum gas          0          815         0      0        0
Gas in underground
storage                     11,441       12,716         0      0    2,496
Prepaid gas delivery
services                         0       20,937         0      0        0
Other current assets         9,572       12,358       609    283      683
Unamortized prem. On
reacq. Debt                  3,937       11,906         0      0        0
Postretire. ben. oblig.
oth. than pension            1,234            0         0      0        0
Demand Side Management      25,298
Other deferred charges      17,112        6,655       616    936        0
                           894,237      739,870   154,739  9,570   39,545

                                                                  Exhibit A
                                                               Page 2 of 15
                           Vectren Corporation
                       Consolidating Trial Balance
                For Twelve Months Ending December 31, 1999

                             IEI        Vectren  Vectren          Vectren
                             Financial  Capital  Fuels,          Advanced
                             Svcs, LLC  Corp.    Inc.     SCSI     Comm.
ASSETS                                                             Inc.
Utility Plant at cost:
 Electric                            0         0       0      0          0
 Gas                                 0         0       0      0          0
Accumulated Depreciation             0         0       0      0          0
Investment in Partnerships           0        35     (2)      0     16,051
Investments in leveraged
leases                               0         0       0      0          0
Nonutility property & other        178         0  12,392    770          5
Note Receivable
Cash and cash equivalents           82     (354)      86    157         18
Temporary Investments                0         0       0      0          0
Receivables, net                    78       340     524  5,607      7,324
Accrued unbilled revenues            0         0       0      0          0
Notes receivable from assoc.        82   143,239       0    167          0
co.
Fuel (coal and oil)                  0         0     595      0          0
Materials and supplies               0         0       0    661          0
Allowance Inventory                  0         0       0      0          0
Liquefied petroleum gas              0         0       0      0          0
Gas in underground storage           0         0       0      0          0
Prepaid gas delivery
services                             0         0       0      0          0
Other current assets                 2         0      30     67          0
Unamortized prem. on reacq.
debt                                 0         0       0      0          0
Postretire ben oblig oth
than pension                         0         0       0      0          0
Demand Side Management
Other deferred charges             979         0     397      0          0
                                 1,401   143,260  14,022  7,429     23,398

                                                                  Exhibit A
                                                               Page 3 of 15
                           Vectren Corporation
                       Consolidating Trial Balance
                For Twelve Months Ending December 31, 1999

                                                                Vectren
                                 Vectren           Vectren   Enterprises,
                                Corporate  SIMI   Resources      Inc.
ASSETS
Utility Plant at cost:
 Electric                               0      0          0              0
 Gas                                    0      0          0              0
Accumulated Depreciation                0      0          0              0
Investment in Partnerships        707,995      0          0         33,571
Investments in leveraged
leases                                  0      0          0              0
Nonutility property & other           498    404     43,288             17
Notes Receivable
Cash and cash equivalents           2,372     73      (229)        (4,448)
Temporary investments                   0      0          0              0
Receivables, net                      969      3      3,867             79
Accrued unbilled revenues               0      0          0              0
Notes receivable from assoc.
co.                                    48      0          0          1,052
Fuel (coal and oil)                     0      0          0              0
Materials and supplies                  0    118          0              0
Allowance Inventory                     0      0          0              0
Liquefied petroleum gas                 0      0          0              0
Gas in underground storage              0      0          0              0
Prepaid gas delivery services           0      0          0              0
Other current assets                6,356     43      (449)            103
Unamortized prem. on reacq.
debt                                    0      0          0              0
Postretire ben. Oblig. oth.
than pension                            0      0          0              0
Demand Side Management
Other deferred charges              9,978    412        739              0
                                  728,216  1,053     47,216         30,374

                                                                  Exhibit A
                                                               Page 4 of 15
                            Vectren Corporation
                        Consolidating Trial Balance
                For Twelve Months Ending December 31, 1999

                                     Energy   Indiana   Vectren    IEI
                            Vectren  Realty,  Energy    Financial  Synfuels
                           Ventures  Inc.     Services  Group      Inc.
ASSETS                                        Inc.      Inc.
                                     ,c>
Utility Plant at cost:
 Electric                          0       0         0          0         0
 Gas                               0       0         0          0         0
Accumulated Depreciation           0       0         0          0         0
Investment in Partnerships    28,071   5,810         0     11,035     6,260
Investments in leveraged
leases                             0       0         0          0         0
Nonutility property &
other                             21       0         0          0         0
Notes Receivable
Cash and cash equivalents      5,343    (54)         1        181     (443)
Temporary investments              0       0         0          0         0
Receivables, net               1,254     285         0          0       271
Accrued unbilled revenues          0       0         0          0         0
Notes receivable from
assoc. co.                         0       0         0          0         0
Fuel (coal and oil)                0       0         0          0         0
Materials and supplies             0       0         0          0         0
Allowance Inventory                0       0         0          0         0
Liquefied petroleum gas            0       0         0          0         0
Gas in underground storage         0       0         0          0         0
Prepaid gas delivery
services                           0       0         0          0         0
Other current assets               0      15         0          0         0
Unamortized prem. on
reacq. Debt                        0       0         0          0         0
Postretire ben. Oblig.
oth. than pension                  0       0         0          0         0
Demand Side Management
Other deferred charges             0      24         0          0        77
                              34,689   6,080         1     11,216     6,165


                                                                  Exhibit A
                                                               Page 5 of 15
                           Vectren Corporation
                       Consolidating Trial Balance
               For Twelve Months Ending December 31, 1999

                             Vectren       Adjustments &
                                           Eliminations
                            Environ-     Debits    Credits    Total
                             mental
ASSETS
Utility Plant at cost:
 Electric                           0          0         0      1,200,453
 Gas                                0          0         0      1,167,379
Accumulated Depreciation            0          0         0    (1,031,498)
Investment in                     195          0   752,853         74,644
Partnerships
Investments in leveraged
leases                              0          0         0         85,737
Nonutility property &
other                               0          0         0         64,473
Notes Receivable                    0          0         0         32,271
Cash and cash equivalents          14          0         0         17,351
Temporary investments               0          0         0            903
Receivables, net                    0          0     9,683        123,612
Accrued unbilled revenues           0          0         0         55,370
Notes receivable from
assoc. co.                         50          0   149,737              0
Fuel (coal and oil)                 0          0         0         12,824
Materials and supplies              0          0         0         14,134
Allowance Inventory                 0          0         0          4,437
Liquefied petroleum gas             0          0         0            815
Gas in underground
storage                             0          0         0         26,653
Prepaid gas delivery
services                            0          0         0         20,937
Other current assets                0          0         0         29,672
Unamortized prem. on
reacq. debt                         0          0         0         15,843
Postretire ben oblig oth
than pension                        0          0         0          1,234
Demand Side Management                                             25,298
Other deferred charges              0          0         0         37,925
                                  259          0   912,273      1,980,467


                                                                  Exhibit A
                                                               Page 6 of 15
                           Vectren Corporation
                       Consolidating Trial Balance
                For Twelve Months Ending December 31, 1999

                                         Indiana
                                SIGECO     Gas    SIPI     ESGI     SESI
SHAREHOLDERS' EQUITY AND LIABILITIES
Common Stock                     78,258   142,995    1,000        1  9,092
Additional paid-in capital            0         0   24,900    1,999      0
Unearned comp. - restr. Stock
grants                                0         0        0        0      0
Retained Earnings               255,790   105,627    2,066    1,333  1,154
Minority Interest                     0         0        0      916      0
Cumulative preferred stock       18,590         0        0        0      0
mulative special preferred
Cu stock                            692         0        0        0      0

Long-term debt less current     238,283   211,849        0        0      0
mat.
Long-term Partnership
Obligations                           0         0      249        0      0
Current por. of adj. rate p.
c. bonds                         53,700         0        0        0      0
Notes payable                    22,881    82,172        0        0      0
Maturing long-term debt               0         0        0        0      0
Maturing Partnership                  0         0      596        0      0
Obligations
Accounts payable                 28,555    37,111       89    3,156 27,987
Notes payable to Assoc.
Company                               4         0   94,064        0    694
Dividends payable                   117         0        0        0      0
Accrued taxes                     8,408    16,208        0       78     34
Accrued interest                  6,012     5,252        0        0      0
Refunds to customers              5,375    22,021        0        0      0
Other accrued liabilities        22,706    12,697      299    1,554    584
Accumulated deferred income     122,976    61,061   31,476        0      0
taxes
Accumulated deferred ITC         17,372     8,152        0        0      0
Post-retire. Ben. oblig. oth.    12,041    28,474        0        0      0
than pensions
Other                             2,477     6,251        0      533      0
                                894,237   739,870  154,739    9,570 39,545

                                                                  Exhibit A
                                                               Page 7 of 15
                           Vectren Corporation
                       Consolidating Trial Balance
                For Twelve Months Ending December 31, 1999

                                IEI   Vectren   Vectren           Vectren
                           Financial  Capital    Fuels,   SCSI   Advanced
                           Svcs, LLC   Corp.      Inc.             Comm.
SHAREHOLDERS' EQUITY AND LIABILITIES                               Inc.
Common Stock                        0       11         1    501          0
Additional paid-in capital      1,500        0         0      0     16,155
Unearned comp. - restr.             0        0         0      0          0
Stock grants
Retained Earnings               (177)      122       100     38        125
Minority Interest                   0        0         0      0          0
Cumulative preferred stock          0        0         0      0          0
Cumulative special
preferred stock                     0        0         0      0          0
Long-term debt less
current mat.                        0   35,000         0      0          0
Long-term Partnership               0        0         0      0          0
Obligations
Current por. of adj. rate           0        0         0      0          0
p. c. bonds
Notes payable                       0  103,671         0     47          0
Maturing long-term debt             0        0         0      0          0
Maturing Partnership                0        0         0      0          0
Obligations
Accounts payable                   44       23     1,014  2,954         12
Notes payable to Assoc.
Company                             0    3,577    11,983  3,816      7,103
Dividends payable                   0        0         0      0          0
Accrued taxes                       0        0       161     58          3
Accrued interest                    0      809         0      0          0
Refunds to customers                0        0         0      0          0
Other accrued liabilities          35       46       763     15          0
Accumulated deferred                0        0         0      0          0
income taxes
Accumulated deferred ITC            0        0         0      0          0
Post-retire. ben. oblig.
oth. than pensions                  0        0         0      0          0
Other                             (1)        1         0      0          0
                                1,401  143,260    14,022  7,429     23,398

                                                                  Exhibit A
                                                               Page 8 of 15

                           Vectren Corporation
                       Consolidating Trial Balance
                For Twelve Months Ending December 31, 1999

                               Vectren             Vectren      Vectren
                              Corporate    SIMI   Resources   Enterprises
                                                                 Inc.
SHAREHOLDERS' EQUITY AND LIABILITIES
Common Stock                    217,462     4,417          0             1
Additional paid-in capital            0         0     32,372         4,179
Unearned comp. - restr.
Stock grants                    (1,545)         0          0             0
Retained Earnings               493,840   (4,361)      1,745        28,405
Minority Interest                     0         0          0             0
Cumulative preferred stock            0         0          0             0
Cumulative special preferred
stock                                 0         0          0             0
Long-term debt less current
mat.                                (1)         0          0             0
Long-term Partnership
Obligations                           0         0          0             0
Current por. of adj. rate p.
c. bonds                              0         0          0             0
Notes payable                     1,499         0     11,275             0
Maturing long-term debt               0         0          0             0
Maturing Partnership
Obligations                           0         0          0             0
Accounts payable                  2,862        14        380            55
Notes payable to Assoc.
Company                          10,201         0         31             0
Dividends payable                     0         0          0             0
Accrued taxes                        18         8        280             1
Accrued interest                      0         0          0             0
Refunds to customers                  0         0          0             0
Other accrued liabilities           678       975        790       (2,378)
Accumulated deferred income
taxes                                 7         0          0             0
Accumulated deferred ITC              0         0          0             0
Post-retire. ben. oblig.
oth. than pensions                  146         0        273             8
Other                              3046         0         70           106
                                728,213     1,053     47,216        30,377

                                                                  Exhibit A
                                                               Page 9 of 15
                           Vectren Corporation
                       Consolidating Trial Balance
                For Twelve Months Ending December 31, 1999

                                   Energy   Indiana    Vectren      IEI
                         Vectren   Realty,   Energy   Financial  Synfuels
                         Ventures   Inc.   Services,    Group      Inc.
SHAREHOLDERS' EQUITY AND LIABILITIES          Inc.      Inc.
Common Stock                    1        1          1         1          1
Additional paid-in
capital                     4,363        0          0     7,526      6,682
Unearned comp. - restr.
Stock grants                    0        0          0         0          0
Retained Earnings          23,387    2,425          0     (623)      (518)
Minority Interest               0        0          0         0          0
Cumulative preferred
stock                           0        0          0         0          0
Cumulative special              0        0          0         0          0
preferred stock
Long-term debt less
current mat.                    0    1,346          0         0          0
Long-term Partnership
Obligations                     0        0          0         0          0
Current por. of adj.
rate p. c. bonds                0        0          0         0          0
Notes payable                   0    1,500          0     4,150          0
Maturing long-term debt         0      180          0         0          0
Maturing Partnership
Obligations                     0        0          0         0          0
Accounts payable            1,140        6          0         4          0
Notes payable to Assoc.
Company                         0        4          0         0          0
Dividends payable               0        0          0         0          0
Accrued taxes                   0       34          0         0          0
Accrued interest                0       24          0         0          0
Refunds to customers            0        0          0         0          0
Other accrued
liabilities                 5,822      376          0       158          0
Accumulated deferred
income taxes                    0        0          0         0          0
Accumulated deferred
ITC                             0        0          0         0          0
Post-retire. ben.
oblig. oth. than
pensions                        0        0          0         0          0
Other                        (24)      184          0         0          0
                           34,689    6,080          1    11,216      6,165


                                                                  Exhibit A
                                                              Page 10 of 15
                           Vectren Corporation
                       Consolidating Trial Balance
                For Twelve Months Ending December 31, 1999

                                              Adjustments &
                                               Eliminations
                                   Vectren
                                     Env.   Debits     Credits    Total
SHAREHOLDERS' EQUITY AND
LIABILITIES
Common Stock                              1 236,283          0     217,462
Additional paid-in capital              352  98,528          0       1,500
Unearned comp. - restr. Stock
grants                                    0       0          0     (1,545)
Retained Earnings                      (94) 422,499      4,455     492,340
Minority Interest                         0       0          0         916
Cumulative preferred stock                0       0          0      18,590
Cumulative special preferred stock        0       0          0         692
Long-term debt less current mat.          0       0          0     486,477
Long-term Partnership Obligations         0       0          0         249
Current por. of adj. rate p. c.
bonds                                     0       0          0      53,700
Notes payable                             0  19,557          0     207,638
Maturing long-term debt                   0       0          0         180
Maturing Partnership Obligations          0       0          0         596
Accounts payable                          0   9,696          0      95,710
Notes payable to Assoc. Company           0 131,518         40           0
Dividends payable                         0       0          0         117
Accrued taxes                             0     522      1,833      26,602
Accrued interest                          0       0          0      12,097
Refunds to customers                      0       0          0      27,396
Other accrued liabilities                 0       0      4,347      49,467
Accumulated deferred income taxes         0       0          0     215,520
Accumulated deferred ITC                  0       0          0      25,524
Post-retire. ben. oblig. oth. than
pensions                                  0       0          0      40,942
Other                                     0   4,346          0       8,297
                                        259 922,949     10,675   1,980,467


                                                                  Exhibit A
                                                              Page 11 of 15
                           Vectren Corporation
                       Consolidating Trial Balance
                For Twelve Months Ending December 31, 1999

                                       Indiana
                            SIGECO       Gas      SIPI    SIMI     ESGI
INCOME STATEMENT
 Operating Revenues
  Electric                 (307,569)          0        0      0          0
  Gas                       (68,212)  (431,361)        0      0          0
  Energy services                  0          0        0      0          0
  Other                            0          0  (1,039)   (20)   (31,110)
Fuel for electric             72,155          0        0      0          0
generation
Purchased electric energy     20,791          0        0      0          0
Cost of gas sold              39,612    226,817        0      0          0
Cost of energy services
revenues                           0          0        0      0          0
Cost of other revenues             0          0      594    178     23,725
Other operation expenses      61,108     82,256      625    994      4,307
Maintenance                   34,551      9,573        0     91         55
Depreciation and              44,868     34,585      138     82        177
amortization
Federal and state inc.
tax.                          26,427     16,734  (1,052)  (483)        937
Property and other taxes      12,844     15,695       64     12        521
Minority Interest                  0          0        0      0        920
AFUDC (other)                  (295)      (443)        0      0          0
Interest income                (363)          0  (2,863)      0      (787)
Equity in earnings of
 unconsol. affiliates              0          0  (5,748)      0          0
Other, net                        58      (260)     (89)    (1)        221
Interest expense on long-
term debt                     16,121     13,643        0      0          0
Amort. Of prem., disc. &
exp on debt                      487         55        0      0          0
Other interest expense         3,158      3,326    4,051      0          1
AFUDC (borrowed)             (2,508)      (362)        0      0          0
Preferred dividend
requirement                    1,078          0        0      0          0
 NET INCOME                 (45,689)   (29,742)  (5,319)    853    (1,033)

                                                                  Exhibit A
                                                              Page 12 of 15
                          Vectren Corporation
                      Consolidating Trial Balance
               For Twelve Months Ending December 31, 1999

                                          Vectren     Vectren
                                SESI     Ventures     Fuels,      SCSI
                                                        Inc.
INCOME STATEMENT
 Operating Revenues
  Electric                            0          0            0        0
  Gas                                 0          0            0        0
  Energy services             (221,534)          0            0        0
  Other                               0          0     (20,543)  (6,117)
 Fuel for electric generation         0          0            0        0
 Purchased electric energy            0          0            0        0
 Cost of gas sold                     0          0            0        0
 Cost of energy services        217,671          0            0        0
revenues
 Cost of other revenues               0          0       15,872    4,243
 Other operation expenses         3,097       (39)        1,365    1,407
 Maintenance                          1          0            7        8
 Depreciation and                    75          0           71       93
amortization
 Federal and state inc. tax.        244       (40)          917       33
 Property and other taxes           125          1          120       84
 Minority Interest                    0          0            0        0
 AFUDC (other)                        0          0            0        0
 Interest income                   (85)          0            0      (9)
 Equity in earnings of
 unconsol. affiliates                 0      (209)            0        0
 Other, net                           2          0          (6)      (1)
 Interest expense on long-            0          0            0        0
term debt
 Amort. of prem., disc. & exp         0          0            0        0
on debt
 Other interest expense             168        133          341      146
 AFUDC (borrowed)                     0          0            0        0
Preferred dividend                    0          0            0        0
requirement
 NET INCOME                       (236)      (154)      (1,856)    (113)

                                                                  Exhibit A
                                                              Page 13 of 15
                           Vectren Corporation
                       Consolidating Trial Balance
               For Twelve Months Ending December 31, 1999

                          Vectren                                Vectren
                          Advanced  Vectren   Vectren   Vectren   Enter-
                           Comm.,                       Capital  prises,
                            Inc.    Environ  Resources   Corp.     Inc.
INCOME STATEMENT
 Operating Revenues
  Electric                       0         0         0        0         0
  Gas                            0         0         0        0         0
  Energy services                0         0         0        0         0
  Other                          0         0  (33,154)        0       498
 Fuel for electric
 generation                      0         0         0        0         0
 Purchased electric              0         0         0        0         0
energy
 Cost of gas sold                0         0         0        0         0
 Cost of energy services         0         0         0        0         0
revenues
 Cost of other revenues          0         0         0        0         0
 Other operation               167        16    17,367       38     1,236
expenses
 Maintenance                     0         0         0        0         0
 Depreciation and
 amortization                    0         0     6,852        0        15
 Federal and state inc.
 tax.                           60      (69)         0       26     (434)
 Property and other              6       (2)       243        0         0
taxes
 Minority Interest               0         0         0        0         0
 AFUDC (other)                   0         0         0        0         0
 Interest income             (796)       (1)         0  (5,427)     (113)
 Equity in earnings of
 unconsol. affiliates            0       150         0        0     (211)
 Other, net                      0         0     1,272    (880)     (498)
 Interest expense on
long-
 term debt                       0         0         0    2,601         0
 Amort. Of prem., disc.
&
 exp on debt                     0         0         0        0         0
 Other interest expense        425         0       621    3,598         7
 AFUDC (borrowed)                0         0     (220)        0         0

Preferred dividend               0         0         0        0         0
requirement
 NET INCOME                  (138)        94   (7,019)     (44)      500

                                                                  Exhibit A
                                                              Page 13 of 15
                           Vectren Corporation
                       Consolidating Trial Balance
                For Twelve Months Ending December 31, 1999

                            Vectren  Energy   Indiana   Vectren     IEI
                             Energy  Realty,   Energy   Utility  Synfuels,
                             Svcs,    Inc.     Svcs,     Svcs,
                              Inc.              Inc.     Inc.      Inc.
INCOME STATEMENT
 Operating Revenues
  Electric                         0       0         0        0          0
  Gas                              0       0         0        0          0
  Energy services                  0       0         0        0          0
  Other                            0   (681)         0    (418)          0
 Fuel for electric
 generation                        0       0         0        0          0
 Purchased electric energy         0       0         0        0          0
 Cost of gas sold                  0       0         0        0          0
 Cost of energy services           0       0         0        0          0
revenues
 Cost of other revenues            0       0         0        0          0
 Other operation expenses          7     595         0        0         14
 Maintenance                       0       0         0        0          0
 Depreciation and
 amortization                      0       0         0        0          0
 Federal and state inc.
 tax.                          2,509 (1,490)         0      465      (964)
 Property and other taxes        111       0         0       10          0
 Minority Interest                 0       0         0        0          0
 AFUDC (other)                     0       0         0        0          0
 Interest income                   0       0         0        0          0
 Equity in earnings of
 unconsol. affiliates        (6,920)     718         0    (817)      1,395
 Other, net                      261       0         0        0          0
 Interest expense on long-
 term debt                         0       0         0        0          0
 Amort. Of prem., disc. &
 exp on debt                       0       0         0        0          0
 Other interest expense          (7)      77         0        0          0
 AFUDC (borrowed)                  0       0         0        0          0
 Preferred dividend
 requirement                       0       0         0        0          0
 NET INCOME                  (4,039)   (781)         0    (760)        445

                                                                  Exhibit A
                                                              Page 15 of 15
                           Vectren Corporation
                       Consolidating Trial Balance
               For Twelve Months Ending December 31, 1999


                             IEI                   Adjustments
                          Financial   Vectren         Debit
                          Svcs, LLC Corporation     (Credit)     Total
INCOME STATEMENT
 Operating Revenues
  Electric                        0            0             0  (307,569)
  Gas                             0            0             0  (499,573)
  Energy services                 0            0             0  (221,534)
  Other                       (750)            0        53,593   (39,741)
 Fuel for electric
 generation                       0            0       (5,850)     66,305
 Purchased electric
 energy                           0            0             0     20,791
 Cost of gas sold                 0            0             0    266,429
 Cost of energy services
 revenues                         0            0             0    217,671
 Cost of other revenues           0            0      (14,693)     29,919
 Other operation
 expenses                       950        2,283      (32,460)    145,333
 Maintenance                      0            3             0     44,289
 Depreciation and
 amortization                    30           12             0     86,998
 Federal and state inc.
 tax.                             0        1,917          (29)     45,708
 Property and other
 taxes                            0           76             0     29,910
 Minority Interest                0            0             0        920
 AFUDC (other)                    0            0             0      (738)
 Interest income                (7)        (806)         5,408    (5,849)
 Equity in earnings of
 unconsol. affiliates             0            0             0   (11,642)
 Other, net                       0          256           441        775
 Interest expense on              0            0             0     32,365
long-term debt
 Amort. Of prem., disc.           0            0             0        542
& exp on debt
 Other interest expense           0          319       (6,409)      9,955
 AFUDC (borrowed)                 0            0             0    (3,090)
 Preferred dividend
 requirement                      0            0             0      1,078
 NET INCOME                     223        4,060                 (90,748)


EXHIBIT B


Item No.       Caption Heading                     (in thousands)
1.             Total Assets                        $ 1,980,467
2.             Total Operating Revenues            $ 1,068,417
3.             Net Income                          $ 90,748